PRESS RELEASE

August 29, 1997                                  Contact:  Linda A. Grunberg
                                                           402-255-3748 (office)
                                                           402-390-7188 (FAX)

                                                           Brian Larson
                                                           402-255-3757 (office)
                                                           402-255-8666 (FAX)


      Data Transmission Network Corporation Adopts Shareholder Rights Plan

         Omaha, NE -- Data Transmission Network Corporation (DTN), traded on the NASDAQ exchange as DTLN, announced today that its Board of Directors has adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right on each outstanding share of its common stock. The Plan is intended to protect and potentially enhance shareholder value.
         The non-taxable dividend distribution will be made on September 2, 1997, payable to shareholders of record on that date. The Rights will expire on August 29, 2007. Until the rights become exercisable upon certain triggering events, the Rights trade with the Company's common stock as a unit.
         The Plan is similar to plans adopted by many other companies. The Rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers or other tactics to gain control of the Company which might provide inadequate or dissimilar value to shareholders. The Board is not aware of any current efforts to acquire the Company at this time.

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         The rights  become  exercisable  only if a person or group  acquires 11 percent or more of DTN's common stock or announces a tender offer for 11 percent or more of DTN's common stock. The Plan allows a person or group to acquire greater than 11% (but not more than 20%) of DTN's common stock with a voting trust agreement as provided in the Plan. Each Right will initially entitle the holder to purchase one one-thousandths of a share of a new series of junior participating preferred stock at an exercise price of $150.00.
         If a person acquires 11 percent or more of DTN's common stock, all holders of rights other than the acquiring person are entitled to acquire DTN's common stock at a substantial discount. If after such event DTN is acquired in a merger or other business combination, rights holders would be able to buy the acquiring company's shares at a substantial discount. At any time within ten days after a person or group has acquired beneficial ownership of 11% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of certain members of the Board of Directors.
         After the Rights become exercisable, the Plan, in essence, permits DTN shareholders (other than the person or group attempting to gain control) to acquire DTN shares at a significant discount. This right will dilute the ownership of the acquiring person or group and encourage them to first negotiate with DTN's Board of Directors.
         Data Transmission Network Corporation (NASDAQ: DTLN), an electronic information and communication services company headquartered in Omaha, NE, is a leader in the delivery of time-sensitive information. DTN is committed to providing the best information and analysis available, as quickly as possible, at an affordable cost to over 154,000 subscribers in the U.S. and Canada. The company has information and communication services for the agricultural, automotive, energy, farm implement, financial, mortgage, produce, golf, turf
management,    construction,    aviation,   emergency   management   and   other
weather-related industries.
                       Visit our web site at www.dtn.com.

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